NEWS RELEASE

Lithium Argentina Reports 2026 Annual General Meeting Results

June 22, 2026 - Zug, Switzerland: Lithium Argentina AG ("Lithium Argentina" or the "Company") (TSX: LAR) (NYSE: LAR) is pleased to announce the results from its annual general meeting held on June 19, 2026 (the "Meeting"). The Meeting saw representation of 24.51% of the total shares outstanding being voted.

At the Meeting, the eight director nominees listed in the Company's management information circular dated May 4, 2026 (the "Circular") were also re-elected as directors to serve until the close of the next annual meeting of shareholders. The detailed results of the vote are set out below:

Director Nominees	Votes For	Votes Against	Abstain
John Kanellitsas	35,743,528 (89.01%)	4,316,352 (10.75%)	96,235 (0.24%)
Sam Pigott	39,633,596 (98.70%)	357,040 (0.89%)	165,479 (0.41%)
George Ireland	39,124,887 (97.43%)	922,361 (2.30%)	108,867 (0.27%)
Diego Lopez Casanello	39,784,400 (99.07%)	194,603 (0.48%)	177,112 (0.44%)
Robert Doyle	39,214,939 (97.66%)	763,097 (1.90%)	178,079 (0.44%)
Franco Mignacco	35,701,992 (88.91%)	4,281,796 (10.66%)	172,327 (0.43%)
Calum Morrison	37,565,051 (93.55%)	1,518,623 (3.78%)	1,072,441 (2.67%)
Monica Moretto	39,776,372 (99.05%)	206,999 (0.52%)	172,744 (0.43%)

In addition to the election of directors, shareholders also: (1) approved the Swiss consolidated financial statements of the Company for the year ended December 31, 2025 and the Swiss statutory standalone financial statements of the Company for the year ended December 31, 2025, together with the respective reports of the auditor thereon; (2) approved the appropriation of the accumulated loss for the fiscal year 2025; (3) approved the discharge of the members of the Board of Directors of the Company and of the executive management team from liability for the activities during fiscal year 2025; (4) approved a new amended and restated equity incentive plan; (5) re-elected John Kanellitsas as Chair of the Board of Directors of the Company for a term extending until completion of the next annual general meeting; (6) re-elected Calum Morrison, George Ireland and Robert Doyle as the three members of the Governance, Nomination, Compensation and Leadership Committee, each for a term extending until completion of the next annual general meeting; (7) appointed for the financial year 2026, PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company; (8) elected for the financial year 2026, PricewaterhouseCoopers AG, Zug, Switzerland, as Swiss statutory auditor; (9) approved a non-binding advisory resolution on the Company's executive compensation; (10) approved the maximum aggregate compensation of the Board for the period until the next annual general meeting; (11) approved the maximum aggregate compensation of the executive management team for the financial year 2027 under Swiss law; (12) approved a non-binding advisory resolution on the Swiss statutory compensation report; (13) elected Anwaltskanzlei Keller AG as the Swiss statutory independent voting rights representative for a term extending until completion of the next annual general meeting. The details of the proposals are more particularly described in the Circular which available is on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) and posted to the Investors section of the Company's website at www.lithium-argentina.com.

NEWS RELEASE

Final voting results on all matters voted on at the Meeting will be reported in the Company's Report of Voting Results to be filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) and posted to the Investors section of the Company's website at www.lithium-argentina.com

ABOUT LITHIUM ARGENTINA

Lithium Argentina is a producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng Lithium Group Co., Ltd. ("Ganfeng") operates the Cauchari-Olaroz lithium brine operation in the Jujuy province of Argentina and is advancing PPG in the Salta province of Argentina. Lithium Argentina currently trades on the TSX and on the NYSE under the ticker "LAR".

For further information contact:

Investor Relations

Telephone: +1 778-653-8092

Email: kelly.obrien@lithium-argentina.com

Website: http://www.lithium-argentina.com